EXHIBIT H - 1


SECURITIES AND EXCHANGE COMMISSION


(Release No. 35-    )


     Filing under the Public Utility Holding Company Act of 1935 (the "Act")

SCANA Corporation (70-9533)


     SCANA Corporation ("SCANA"), a registered holding company under the Act, South Carolina Electric & Gas Company ("SCE&G"), South Carolina Generating Company, Inc. ("GENCO"), South Carolina Fuel Company, Inc., South Carolina Pipeline Corporation, SCG Pipeline, Inc., SCANA Energy Marketing, Inc., SCANA Energy Trading, LLC, SCANA Propane Gas, Inc., SCANA Propane Storage, Inc., SCANA Communications, Inc., Servicecare, Inc., Primesouth, Inc., Palmark, Inc., Palmetto Lime, LLC, SCANA Resources, Inc., SCANA Development Corporation, SCANA Petroleum Resources, Inc., SCANA Services, Inc. ("SCANA Services"), Public Service Company of North Carolina, Incorporated ("PSNC"), SCANA Public Service Company, LLC, Clean Energy Enterprises, Inc., Cardinal Pipeline Company, LLC, and Pine Needle LNG Company, LLC, all located at 1426 Main Street, Columbia, South Carolina 29201 (each a "Subsidiary" and together with SCANA, the "Applicants"), have filed a post-effective amendment to their application-declaration (File No. 70-9533) with the Securities and Exchange Commission (the "Commission") under sections 6(a), 7, 9(a), 10, and 12 under the Act and rules 43, 45, 53, and 54 under the Act.

Applicants propose to amend their existing financing authorization as set forth in Holding Co. Act Release No. 27137 (February 14, 2000) and Holding Co. Act Release No. 27341 (January 31, 2000) (collectively, the "Financing Orders") to increase the aggregate amount to $3.85 billion from $3.55 billion by obtaining authorization for PSNC to issue an aggregate of $450 million in long-term debt through February 11, 2003 (the "Authorization Period").

The increase described herein reflects a more complete analysis of the financial needs of the SCANA system in light of current market developments. All other amounts authorized by the Financing Orders shall remain unchanged.

Financings by each Applicant under the Financing Orders as proposed to be amended will remain subject to the following limitations: (i) the effective cost of money on long-term debt securities will not exceed 300 basis points over comparable term U.S. Treasury securities; (ii) maturity of indebtedness will not exceed 50 years; (iii) the underwriting fees, commissions, or similar remuneration paid in connection with the issue, sale or distribution of a security will not exceed 5% of the principal amount of the financing; and (iv) SCANA represents that at all times during the Authorization Period, its common equity will be at least 30% of its consolidated capitalization.

The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including: (i) the financing, in part, of the capital expenditures of the SCANA system; (ii) the financing of working capital requirements of the SCANA system; (iii) the acquisition, retirement or redemption of existing securities; and (iv) other lawful purposes, including direct or indirect investment in companies as authorized by the Commission and in Rule 58 companies and exempt telecommunications companies.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.